UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Zell Capital

(Name of Subject Company (Issuer))

Zell Capital

(Names of filing Person (Offeror and Issuer))

Shares of Beneficial Interest, No Par Value

(Title of Class of Securities)

98932L 100

(CUSIP Number of Class of Securities)

William L. Zell

Chief Executive Officer

Zell Capital

175 S. Third, Suite 200

Columbus, Ohio 43215

Phone: (888) 484-1944

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Steven B. Boehm

Payam Siadatpour

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO originally filed on January 20, 2023, by Zell Capital, a Delaware statutory trust that operates as an internally managed registered closed-end management investment company (the “Fund”), in connection with an offer to repurchase all of its issued and outstanding common shares of beneficial interest, no par value (the “Shares”), at a price equal to $20 per Share. The Fund’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 20, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal dated January 20, 2023 (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer expired at 11:59 p.m. Eastern Time on February 17, 2023 (the “Expiration Date”). As of the Expiration Date, 4,599 shares of the Fund were validly tendered and not withdrawn prior to the Expiration Date. In accordance with the terms of the Offer, the Fund purchased all 4,599 shares of the Fund validly tendered and not withdrawn at a price of $20 per share, for an aggregate purchase price of approximately $91,980.

Item 12. Exhibits

(b)	Filing Fees

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2023

Zell Capital

By:	/s/William L. Zell
Name:	William L. Zell
Title:	Chief Executive Officer

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